Mail Stop 4561

      November 21, 2005



Mr. Lawrence Kreider
Chief Financial Officer
Affordable Residential Communities, Inc.
600 Grant Street, Suite 900
Denver, CO  80203

Re:	Affordable Residential Communities, Inc.
Registration Statement on Form S-11
      Filed October 26, 2005
      File No. 333-129254


Dear Mr. Kreider:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

Risk Factors, page 33
1. We note that your risk related to the accounting treatment for certain conversion features of the Senior Exchangeable Notes Due 2025 does not appear to be consistent with the accounting method that you have adopted during the quarterly period ended September 30, 2005. Please advise or revise.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Senior Exchangeable Notes Due 2025, page 21
2. We note your position that your exchangeable notes are scoped out of SFAS 133 under paragraph 11a because you believe that the conversion feature would be classified in stockholders` equity if it were a freestanding derivative. Please provide us with an analysis, in sufficient detail, of how the provisions of your note and indenture agreements meet all the requirements of paragraphs 12 through 32 of EITF 00-19 in determining that equity classification is appropriate.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments
on the financial statements and related matters.  Please contact
Elaine Wolff, legal Branch Chief, with any other questions at
(202)
551-3495.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Lawrence Kreider
Affordable Residential Communities, Inc.
November 21, 2005
Page 3